SEC 1815 (11-2002)

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 0-22672

AURIZON MINES LTD.

(Translation of registrant’s name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed “Julie A. S. Kemp”

Date  December 17, 2004

By

JULIE A. S. KEMP, Corporate Secretary

*Print the name and title under the signature of the signing officer.

EXHIBITS

Exhibit Index for Form 6-K

1.0

News Release dated December 17, 2004

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 24 - 2004

December 17, 2004
FOR IMMEDIATE RELEASE

ECONOMIC MODEL INDICATES POSITIVE FEASIBILITY AT CASA BERARDI;
HIGH GRADE HOLES INTERSECTED IN ZONE 113

Aurizon Mines Ltd. is pleased to report that Met-Chem Canada Inc. has delivered a positive economic study for levels above 700 metres at the West Mine of the Casa Berardi Project, located in north-western Quebec.  A draft of  a positive feasibility report is expected in the first week of January, 2005, which will be reviewed by Aurizon management and be subject to board approval before its expected release at the end of January, 2005.  Aurizon continues to work towards a start up production date for late 2006.

In addition to the feasibility study, Aurizon plans to release a scoping study for Zone 113 below 700 metres in the first quarter of 2005.  The scoping study will lay out a plan to extend the initial mine life by mining the higher grade mineralization indicated from definition drilling below 700 metres in Zone 113.

“The staff of Casa Berardi is to be congratulated for their efforts in completing the necessary work required to take the Casa Berardi Project to the approval and finance stage.  Aurizon has effectively used the equity raised during the past two years to shorten the pre-production period and lower pre-production costs.  The work completed during the last two years has significantly reduced the technical and financial risk.” said David Hall, President and CEO of Aurizon Mines Ltd.

Casa Berardi Feasibility Study Supported by the Work Completed in the Last Two Years:

An updated progress summary follows:

  Shaft Collar was completed in December 2004, on budget and on schedule.

  Foundations for the headframe and related surface infrastructure will be completed in early January 2005.

  The ramp development for Zone 113 has reached the 570 metre level.

  Shaft pilot raise will be completed in mid January 2005.

  Detailed engineering has been completed for the Zone 113 head frame, related surface infrastructure and shaft.

  Shaft sinking, headframe and steel tenders have been received.

Zone 113 – Highest Grade Hole to Date:

Aurizon has intersected its highest grade hole to date, U378A, at approximately 850 metres below surface in Zone 113.  The highly encouraging results indicate significantly increased potential for the Project.  However, they will not be included in the current feasibility study, but will be included in the scoping study in the first Quarter of 2005.  Results from the deepest holes confirm the continuity and the grade of the Zone to 900 metres below the surface. Zone 113 remains open to depth.  Three holes that demonstrate the grades and thicknesses of the Zone between 800 metres and 900 metres are:

U374	21.1g/t Au over 11.7 metres	including	45.4g/t Au over 4.5 metres*
U378A	73.9g/t Au over 8.4 metres	including	112.1g/t Au over 5.1 metres*
U258	20.8g/t Au over 12.5 metres*

* true width – grade uncut

  See the attached long section for drill hole locations.

December 17, 2004
Economic Model Indicates
Positive Feasibility At Casa Berardi;
High Grade Holes Intersected In Zone 113

Definition drilling core assays are performed on split or core sawed in half, with standard fire assay procedures and gravimetric finition.  However, some of the infill drill core assays are performed on total core.  Certified reference material is inserted in the sample sequence for quality control.  Assay checking on the pulp and reject samples is carried out systematically.  Primary assaying is performed by SGS Geochemical Laboratories of Rouyn-Noranda and check assays are carried out by Chimitec of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Jeannot Boutin, P.Eng., Principal Engineer – Mine Geology, who is an appropriately qualified person, as defined by National Instrument 43-101.

Additional Information

A sketch indicating the area covered by the current underground definition drilling program described herein is attached to this news release. If you are unable to view this information, please download this news release from Aurizon’s website at http://www.aurizon.com or contact the Company at the numbers listed below.  A complete list of definition drill results can be found on the Company web site.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone:(604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

CASA BERARDI Project
Vertical Longitudinal Section
Zone 113
AURIZON MINES LTD
December 17, 2004
* Holes projected along an EW vertical longitudinal section
0 25m
11200E
11300E
11400E
11500E
11600E
-400m
-500m
-600m
-700m
-800m
DRIFT
(550m Level)
U247
14.9/6.4
5.8/10.3
U249
U250A
2.3/1.1
U246
13.8/7.6
U251
26.9/4.8
U371
12.6/5.4
U248
15.7/10.7
U374
21.1/11.7
inc. 45.4/4.5
U378A
73.9/8.4
inc. 112.1/5.1
U258
20.8/12.5
Legend
Previous U/G holes reported
Previous U/G holes reported
U246
(below 700m, press release oct.14, 2004)
U378A
New U/G holes reported
(below 700m)
73.9/8.4 = g/t Au/m (true width
Uncut assay
LV = low value